May 17, 2007

Mail Stop 4561

Martin D. Kidder
Chief Financial Officer
Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339

> **RE: Verso Technologies, Inc.**
> **Registration Statements on Form S-3**
> **Filed April 16, 2007 and April 25, 2007**
> **Files numbered 333-142139, 333-142339, and 333-142340**

Dear Mr. Kidder:

We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-3
Cover Page

1. We note that you have filed a number of registration statements for offerings of your common stock by selling shareholders. Please consider consolidating these filings into one or a few registration statements using Securities Act Rule 429.

Otherwise, please be expand the disclosure on this page to list all concurrent offerings that you are registering or have currently effective.

Risk Factors

2. Please include a suitably captioned factor addressing the market overhang.

Selling Securityholders

3. In 333-142139, in footnote 4, please affirmatively state that Arcadia, as a registered broker, is an underwriter. To the extent that you have registered broker-dealers as selling shareholders, please identify them as underwriters unless they received such shares as compensation (see footnote 7 to 333-143339). To the extent that a selling shareholder is an affiliate of a broker-dealer (see footnote 25, for example), please state whether, at the time of the purchase, it purchased in the ordinary course of business and, at the time of purchase of the securities to be resold, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where You Can Find More Information

4. Please update your incorporation by reference to include any all reports filed pursuant to Section 13 of the Exchange Act subsequent to the filing of this registration statement (e.g. Your Form 10-Q for March 31, 2007).

Undertakings

5. We are unclear why you have not provided the Rule 430C undertaking in Item 512 of Regulation S-K. Please advise.

****

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filings.

We will consider written requests for acceleration of the effective dates of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective dates.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement or statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may call me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Lori A. Gelchion
        Rogers & Hardin LLP
        2700 International Tower
        229 Peachtree Street, NE
        Atlanta, GA 30303
        Facsimile no: (404) 230-0940